     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1995
                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                            ------------------------

                          KENT ELECTRONICS CORPORATION
             (Exact name of registrant as specified in its charter)

                 TEXAS                                                    74-1763541
     (State or other jurisdiction of                         (I.R.S. Employer Identification No.)
     incorporation or organization)

            7433 HARWIN DRIVE                                            STEPHEN J. CHAPKO
          HOUSTON, TEXAS 77036                                           7433 HARWIN DRIVE
             (713) 780-7770                                            HOUSTON, TEXAS 77036
    (Address, including zip code, and                                     (713) 780-7770
telephone number, including area code, of                  (Name, address, including zip code, and telephone
   registrant's principal executive offices                number, including area code, of agent for service)

                                   Copies to:

             GENE G. LEWIS                                            L. PROCTOR THOMAS
 LIDDELL, SAPP, ZIVLEY, HILL & LABOON,                              BAKER & BOTTS, L.L.P.
                L.L.P.                                                 ONE SHELL PLAZA
         TEXAS COMMERCE TOWER                                           910 LOUISIANA
              600 TRAVIS                                            HOUSTON, TEXAS 77002
         HOUSTON, TEXAS 77002                                          (713) 229-1234
            (713) 226-1200

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF             AMOUNT TO BE     OFFERING PRICE      AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED        REGISTERED(1)     PER UNIT(2)    OFFERING PRICE(2) REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------
Common Stock, no par value....... 2,300,000 shares      $39.6875       $91,281,250       $31,476.30
Rights...........................   2,300,000(3)
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares subject to an over-allotment option granted to the Underwriters by the Company. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) using the average of the high and low prices reported on July 24, 1995.
(3) The Rights trade with and are evidenced by the certificates representing the Common Stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                   SUBJECT TO COMPLETION, DATED JULY 28, 1995

PROSPECTUS

                                2,000,000 SHARES

(KENT LOGO)                                                        (K-TEC LOGO)

                          KENT ELECTRONICS CORPORATION

                                  COMMON STOCK
                               ------------------

     All 2,000,000 shares of common stock, no par value (the "Common Stock"), offered hereby are being offered by Kent Electronics Corporation (the "Company"). The Common Stock is traded on the New York Stock Exchange under the symbol "KNT." The last reported sale price of the Common Stock on the New York Stock Exchange on July 27, 1995 was $41.50 per share. See "Price Range of Common Stock."

                               ------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                                              UNDERWRITING
                                              PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                               PUBLIC        COMMISSIONS(1)      COMPANY(2)
- -----------------------------------------------------------------------------------------------
Per Share                                        $                 $                 $
- -----------------------------------------------------------------------------------------------
Total(3)                                         $                 $                 $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

   (1) For information regarding indemnification of the Underwriters, see "Underwriting."

   (2) Before deducting expenses estimated at $        , payable by the Company.

   (3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
       Commissions, and Proceeds to Company will be $        , $        and
       $        , respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1995 at the office of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

                               ------------------

SMITH BARNEY INC.                                            MERRILL LYNCH & CO.

            , 1995

K*TEC--
CUSTOM ELECTRONICS MANUFACTURING

                                    [PHOTO]

K*TEC contract manufacturing facility.

[PHOTO]                         [PHOTO]                         [PHOTO]
Assorted electronic             Automated, high technology      Specially fabricated
  interconnect assemblies.      manufacturing equipment         electronic product.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus. The Company's fiscal year ends on the Saturday closest to the end of March of each year resulting in either a 52- or 53-week year. References to fiscal years by date refer to the fiscal year ending in that calendar year; for example, "fiscal 1996" ends March 30, 1996.

                                  THE COMPANY

     Kent Electronics Corporation is a leading national specialty distributor of electronic products and a manufacturer of custom-made electronic assemblies. The Company, through its Kent Components Distribution division, distributes electronic connectors, electronic wire and cable, and other passive and electromechanical products and interconnect assemblies used in assembling and manufacturing electronic products. The Company, through its wholly owned subsidiary K*TEC Electronics Corporation ("K*TEC"), also manufactures custom-made electronic interconnect assemblies, battery power packs and other sub-assemblies that are built to customers' specifications. Through Kent Datacomm ("Datacomm"), the Company distributes a broad range of premise wiring products, such as fiber optic cables, patch panels and enclosures, and local area network ("LAN") and wide area network ("WAN") equipment, such as modems, hubs, bridges and routers, directly to commercial end-users and professionals who install and service voice and data communications networks.

     The Company has concentrated its efforts on certain market niches and has not attempted to be a broad-line distributor. Moreover, it has followed a strategy of distributing the products of a selected group of leading suppliers. The Company believes that these factors provide its marketing personnel with the advantage of greater familiarity with the products they sell. The Company is increasingly focused on providing materials management services, such as bar coded auto replenishment, in-plant stores, and electronic data interchange ("EDI") capabilities, that reduce its customers' total acquisition costs. In response to customer needs and market opportunities, the Company regularly reviews the possibility of adding other products and services to its distribution network to provide customers with an entire materials management solution. K*TEC concentrates on developing long-term relationships with a select group of original equipment manufacturers ("OEMs") desiring to lower their total production cost through outsourcing.

     The Company's customers are primarily industrial users and OEMs involved in a wide range of industries, including the data communication/collection, computer, industrial/capital goods and medical industries.

     The Company maintains its primary distribution facility in Houston, Texas, with sales offices in 17 states, some of which maintain a limited amount of local inventory and provide selected services to support specific customer needs. The Company operates manufacturing facilities in Houston and Dallas, Texas and the San Jose, California area. The Company's principal executive offices are located at 7433 Harwin Drive, Houston, Texas 77036; telephone number
(713) 780-7770.

                                  THE OFFERING

Common Stock offered by the Company.................  2,000,000 shares(1)
Common Stock to be Outstanding after the Offering...  11,828,420 shares(1)(2)
Use of Proceeds.....................................  To finance the construction of new facilities, and for working capital
                                                      requirements and general corporate
                                                      purposes. See "Use of Proceeds."
New York Stock Exchange Symbol......................  KNT

- ---------------
(1) Assumes that the Underwriters' over-allotment option is not exercised.

(2) As of July 27, 1995, does not include 1,186,020 shares reserved for issuance upon the exercise of outstanding stock options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                           THIRTEEN
                                                FISCAL YEAR ENDED                         WEEKS ENDED
                              ------------------------------------------------------   -----------------
                              MARCH 30,   MARCH 28,   APRIL 3,   APRIL 2,   APRIL 1,   JULY 2,   JULY 1,
                                1991        1992        1993       1994       1995      1994      1995
                              ---------   ---------   --------   --------   --------   -------   -------
OPERATING STATEMENT DATA:
  Net sales.................   $71,013     $94,695    $154,677   $192,887   $253,484   $56,527   $77,585
  Gross profit..............    20,493      26,489      42,270     50,648     64,877    14,524    19,973
  Selling, general and
     administrative
     expenses...............    14,790      18,563      30,806     36,012     43,917    10,070    12,675
  Earnings before income
     taxes..................     6,026       9,166      12,162     15,379     22,075     4,604     7,798
  Net earnings..............     3,776       5,769       7,723      9,535     13,386     2,831     4,679
  Earnings per share........   $   .63     $   .69    $    .80   $    .96   $   1.32   $   .28   $   .45
  Weighted average shares...     6,002       8,420       9,675      9,881     10,138    10,013    10,306

                                                                            JULY 1, 1995
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                     --------     --------------
BALANCE SHEET DATA:
  Total assets.....................................................  $142,383        $
  Long-term debt, less current maturities..........................        --              --
  Stockholders' equity.............................................   113,809

- ---------------
(1) As adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds thereof.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered
hereby, assuming an offering price of $        per share, are estimated to be
$        ($        if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and expenses of the offering payable by the Company.

     The net proceeds will be used primarily for the construction of new facilities and development and implementation of new information systems. The remainder of the net proceeds will be used to fund increases in working capital and for general corporate purposes. The Company is currently constructing the first phase of a new manufacturing facility, scheduled for completion in Fall 1995, and plans to commence construction of the second phase of the manufacturing facility and a new distribution facility within the next twelve months. The currently estimated aggregate cost of construction of such facilities is $45 million. See "Business -- New Facilities." In addition, within the next two years, the Company plans to complete the implementation of new information systems at an estimated aggregate cost of $13 million for hardware, software and consulting expenses.

     The Company believes that it receives a competitive advantage from and its success depends on, among other things, substantial financial strength and flexibility. In addition, the Company from time to time considers acquisitions of complementary businesses or assets. Although there are no current agreements or understandings with respect to any such acquisitions, the Company desires to be able to respond to opportunities as they arise. Until the net proceeds of the offering are utilized, they will be invested in short-term instruments.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol "KNT." The following table presents the high and low closing prices for the Common Stock for each of the last two calendar years and for a portion of the current year, as reported by the New York Stock Exchange and as adjusted to reflect a three-for-two stock split to shareholders of record on February 15, 1995 effected on March 1, 1995 as a 50% stock dividend.

                                                                      HIGH       LOW
                                                                     ------     ------
        1993
        ----
          First Quarter............................................  $18.25     $16.00
          Second Quarter...........................................   18.17      13.92
          Third Quarter............................................   17.25      13.67
          Fourth Quarter...........................................   19.09      17.17
        1994
        ----
          First Quarter............................................  $21.17     $17.83
          Second Quarter...........................................   21.33      17.83
          Third Quarter............................................   24.33      20.33
          Fourth Quarter...........................................   26.67      22.83
        1995
        ----
          First Quarter............................................  $30.75     $25.84
          Second Quarter...........................................   37.75      28.13
          Third Quarter (through July 27)..........................   41.88      37.50

     As of July 1, 1995, the Common Stock was held by 1,106 holders of record. The number of record holders may not be representative of the number of beneficial holders because many shares are held by depositaries, brokers, or other nominees.

                                DIVIDEND POLICY

     Historically, the Company has reinvested earnings available to Common Stock in its business and, accordingly, has not paid any cash dividends on its Common Stock. Although the Company intends to continue to invest future earnings in its business, it may determine at some future date that payment of cash dividends on Common Stock would be desirable. The payment of any such dividends would depend, among other things, upon the earnings and financial condition of the Company.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of July 1, 1995 and as adjusted to reflect the sale by the Company of the 2,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds thereof.

                                                                          JULY 1, 1995
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                         (IN THOUSANDS)
    Long-term debt, less current maturities.......................  $     --       $    --
    Stockholders' equity
      Preferred stock, $1.00 par value, 2,000,000 shares
         authorized, none issued..................................        --            --
      Common stock, no par value, 30,000,000 shares authorized,
         9,812,818 shares issued and outstanding (11,812,818
         shares as adjusted)......................................    34,836
    Additional paid-in capital....................................    25,451
    Retained earnings.............................................    53,522
                                                                    --------       -------
         Total stockholders' equity...............................   113,809
                                                                    --------       -------
    Total capitalization..........................................  $113,809       $
                                                                    ========       =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected consolidated financial data of the Company for each year of the five-year period ended April 1, 1995, and the unaudited consolidated financial data for the thirteen weeks ended July 2, 1994 and July 1, 1995, and should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein.

                                                          FISCAL YEAR ENDED                         THIRTEEN WEEKS ENDED
                                        ------------------------------------------------------   --------------------------
                                        MARCH 30,   MARCH 28,   APRIL 3,   APRIL 2,   APRIL 1,    JULY 2,       JULY 1,
                                          1991        1992        1993       1994       1995       1994           1995
                                        ---------   ---------   --------   --------   --------   ---------   --------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING STATEMENT DATA:
  Net sales...........................   $71,013     $94,695    $154,677   $192,887   $253,484   $  56,527      $ 77,585
  Gross profit........................    20,493      26,489      42,270     50,648     64,877      14,524        19,973
  Selling, general and administrative
    expenses..........................    14,790      18,563      30,806     36,012     43,917      10,070        12,675
  Earnings before income taxes........     6,026       9,166      12,162     15,379     22,075       4,604         7,798
  Income taxes........................     2,250       3,397       4,439      5,844      8,689       1,773         3,119
  Net earnings........................     3,776       5,769       7,723      9,535     13,386       2,831         4,679
  Earnings per share..................   $   .63     $   .69    $    .80   $    .96   $   1.32   $     .28      $    .45
  Weighted average shares.............     6,002       8,420       9,675      9,881     10,138      10,013        10,306

                                                                                                        JULY 1, 1995
                                                                                                  -------------------------
                                         MARCH 30,   MARCH 28,   APRIL 3,   APRIL 2,   APRIL 1,                    AS
                                           1991        1992        1993       1994       1995      ACTUAL      ADJUSTED(1)
                                         ---------   ---------   --------   --------   --------   --------   --------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets.........................   $35,868     $84,581    $ 98,390   $114,507   $133,890   $142,383      $
  Long-term debt, less current
    maturities.........................       733          --          --         --         --         --            --
  Stockholders' equity.................    28,106      71,592      81,695     92,519    108,800    113,809

- ---------------
(1) As adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds thereof.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

CORPORATE OVERVIEW

     The Company's net sales have increased rapidly as a result of increased demand and the expansion of the electronic components industry. In addition, as suppliers of electronic components have reduced their sales to lower-volume customers, more customers have increasingly relied on distributors. K*TEC has benefitted from a growing trend by many OEMs toward focusing on their core competencies and outsourcing the manufacturing of certain assemblies and subassemblies. The growth in sales, coupled with the Company's continued focus on cost containment, has contributed to the significant increase in profitability. To take advantage of these trends, the Company is expanding its manufacturing and distribution capacity by the addition of its new facilities in Sugar Land, Texas. See "Use of Proceeds" and "Business -- New Facilities."

RESULTS OF OPERATIONS

     The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the periods indicated.

                                                                                            THIRTEEN WEEKS
                                                           FISCAL YEAR ENDED                     ENDED
                                                   ----------------------------------     -------------------
                                                   APRIL 3,     APRIL 2,     APRIL 1,     JULY 2,     JULY 1,
                                                     1993         1994         1995        1994        1995
                                                   --------     --------     --------     -------     -------
Manufacturing....................................     33.2%        34.4%        38.0%       37.9%       40.3%
Distribution.....................................     66.8         65.6         62.0        62.1        59.7
                                                     -----        -----        -----       -----       -----
Net sales........................................    100.0        100.0        100.0       100.0       100.0
Cost of sales....................................     72.7         73.7         74.4        74.3        74.3
                                                     -----        -----        -----       -----       -----
Gross profit.....................................     27.3         26.3         25.6        25.7        25.7
Selling, general and administrative expenses.....     19.9         18.7         17.3        17.8        16.3
                                                     -----        -----        -----       -----       -----
Operating profit.................................      7.4          7.6          8.3         7.9         9.4
Other income (expense)
  Interest expense...............................       --           --           --          --          --
  Other -- net (principally interest and dividend
     income).....................................      0.5          0.4          0.4         0.2         0.7
                                                     -----        -----        -----       -----       -----
Earnings before income taxes.....................      7.9          8.0          8.7         8.1        10.1
Income taxes.....................................      2.9          3.0          3.4         3.1         4.0
                                                     -----        -----        -----       -----       -----
Net earnings.....................................      5.0%         5.0%         5.3%        5.0%        6.1%
                                                     =====        =====        =====       =====       =====

     COMPARISON OF THIRTEEN WEEKS ENDED JULY 1, 1995 AND JULY 2, 1994

     Net sales for the thirteen weeks ended July 1, 1995 increased $21,058,000, or 37.3%, when compared to the same period of the prior year. The sales increase was attributable to increased demand from existing customers and an expanding customer base.

     Gross profit increased $5,449,000, or 37.5%, compared to the corresponding period a year ago. Gross profit as a percentage of sales for the period was 25.7%, remaining the same as the corresponding period of the previous year. Although gross margins have stabilized, highly competitive conditions continue in the electronics and personal computer industries. The increase in gross profit was primarily due to increased sales.

     Selling, general and administrative ("SG&A") expenses increased $2,605,000, or 25.9%, compared to the same period last year. However, as a percentage of sales, such expenses declined to 16.3% from 17.8% in the prior year period. The decline as a percentage of sales reflects the Company's continued focus on cost containment to reduce such expenses as a percentage of sales. The increase in SG&A expenses was primarily due to the expenses necessary to support the growth in the Company's existing operations.

     Other-net consists principally of interest and dividend income generated by cash, cash equivalents and trading securities. The increase in interest and dividend income is due primarily to higher interest rates and a reduction of unrealized losses on trading securities.

     Net earnings increased $1,848,000, or 65.3%, compared to the corresponding period a year ago. The additional profit from the increased sales and the Company's continued focus on cost containment were the primary reasons for the improved profitability.

     COMPARISON OF FISCAL YEAR 1995 WITH FISCAL YEAR 1994

     Net sales for the fiscal year ended April 1, 1995, increased $60,596,687, or 31.4%, compared to the prior year. The sales increase reflected internal growth, primarily from increased demand from existing customers and an expanded customer base.

     Gross profit increased $14,229,197, or 28.1%, when compared to the prior year. Gross profit as a percentage of sales decreased to 25.6% from 26.3% compared to the previous year. The decline in the gross profit percentage was primarily due to the highly competitive conditions in the electronics and personal computer industries, creating downward pressure on margins. The increase in gross profit was primarily due to increased sales, partially offset by a slight decline in the gross profit percentage.

     SG&A expenses increased $7,904,923, or 22.0%, when compared to the preceding year. As a percentage of sales, such expenses decreased to 17.3% from 18.7% in the previous year. The decline as a percentage of sales reflected the Company's continued focus on cost containment to reduce such expenses as a percentage of sales. The increase in SG&A expenses was primarily due to the expenses necessary to support the growth of the Company's existing operations.

     Other-net consists principally of interest and dividend income generated by cash, cash equivalents and trading securities. The increase in interest and dividend income was due to the Company shifting a portion of available funds into a higher yielding taxable investment vehicle from a tax-exempt municipal money market fund and higher interest rates.

     The Company's effective tax rate increased due to an increase in operating income and taxable interest and dividend income. The increase in operating income, along with the increase in taxable interest and dividend income, subjected the Company to a higher graduated federal income tax rate.

     Net earnings increased $3,851,048, or 40.4%, when compared to the prior year. The improved profitability was primarily due to the incremental profit associated with the increase in sales volume.

     COMPARISON OF FISCAL YEAR 1994 WITH FISCAL YEAR 1993

     Net sales for the fiscal year ended April 2, 1994 increased $38,210,145, or 24.7%, when compared to the prior year. The sales increase was attributable to increased demand from existing customers and an expanding customer base.

     Gross profit increased $8,377,901, or 19.8%, compared to the preceding year. Gross profit as a percentage of sales decreased to 26.3% from 27.3% in the previous year. The decline in gross profit percentage was primarily due to the highly competitive conditions in the electronics and personal computer industries, creating a downward pressure on margins. The increase in gross profit was primarily due to increased sales, partially offset by a slight decline in the gross profit percentage.

     SG&A expenses increased $5,206,121, or 16.9%, when compared to the prior fiscal year. However, as a percentage of sales, such expenses declined to 18.7% from 19.9% in the preceding year. The decline as a percentage of sales reflected the Company's continued focus on cost containment. The increase in SG&A expenses was primarily due to the expenses necessary to support the growth in the Company's existing operations.

     Other-net consisted principally of interest and dividend income generated by cash, cash equivalents and short-term investments. The increase in interest and dividend income was primarily due to the Company shifting a greater portion of its available funds from a tax-exempt to a taxable investment vehicle which provided an increased yield. The increase in interest and dividend income was also due to an increase in funds available for investing.

     The Company's effective tax rate increased in fiscal year 1994 due to an increase in federal income tax rates and a decline in the amount of tax-free interest and dividend income. The decrease in tax-free interest and dividend income made a greater portion of the Company's income subject to income taxes.

     Net earnings increased $1,811,871, or 23.5%, when compared to the prior year. The additional profit from the increased sales was the primary factor for the improved profitability.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at July 1, 1995 was $69,475,000, an increase of $3,156,000 from April 1, 1995. Included in the Company's working capital at July 1, 1995 are investments of $27,712,000. The Company's investment strategy is low-risk and short-term, keeping the funds readily available to meet capital requirements as they arise in the normal course of business. The Company's primary investment vehicle is a managed fund consisting primarily of taxable, high quality corporate debt instruments, and is compatible with the Company's stated investment strategy.

     The Company intends to apply its capital resources to expand its business by establishing or acquiring similar distribution and manufacturing operations in geographic areas that are attractive to the Company, by acquiring new facilities and by enlarging or improving existing facilities. In addition to the capital required to purchase existing businesses or to fund start-up operations, the expansion of the Company's operations at both new and existing locations will require greater levels of capital to finance the purchase of additional equipment, increased levels of inventory and greater accounts receivable.

     The Company is currently expanding its manufacturing capacity by building a new facility on a recently purchased 66-acre parcel of land in Sugar Land, Texas. Facility construction and equipment will require capital expenditures in this fiscal year, currently estimated at $14 million, of which approximately $2 million has been spent, with the remainder of the project to be completed in this fiscal year. Management believes that current resources, along with funds generated from operations, should be sufficient to meet its current capital requirements and those anticipated this fiscal year. With this offering, management believes that the Company will have adequate capital to construct additional new manufacturing and distribution facilities and implement new information systems. See "Use of Proceeds" and "Business -- New Facilities."

                                    BUSINESS

GENERAL

     The Company is a leading national specialty distributor of electronic products and a manufacturer of custom-made electronic assemblies. The Company, through its Components division, distributes electronic connectors, electronic wire and cable, and other passive and electromechanical products and interconnect assemblies used in assembling and manufacturing electronic products. The Company, through its wholly owned subsidiary K*TEC, also manufactures custom-made electronic interconnect assemblies, battery power packs and other subassemblies that are built to customers' specifications. Through Datacomm, the Company distributes a broad range of premise wiring products, such as fiber optic cables, patch panels and enclosures, and LAN and WAN equipment, such as modems, hubs, bridges and routers, directly to commercial end-users and professionals who install and service voice and data communications networks.

     The Company has concentrated its efforts on certain market niches and has not attempted to be a broad-line distributor. Moreover, it has followed a strategy of distributing the products of a selected group of leading suppliers. The Company believes that these factors provide its marketing personnel with the advantage of greater familiarity with the products they sell. The Company is increasingly focused on providing materials management services, such as bar coded auto replenishment, in-plant stores, and EDI capabilities, that reduce its customers' total acquisition costs. In response to customer needs and market opportunities, the Company regularly reviews the possibility of adding other products and services to its distribution network to provide customers with an entire materials management solution. K*TEC concentrates on developing long-term relationships with a select group of OEMs desiring to lower their total production cost through outsourcing.

     The Company's customers are primarily industrial users and OEMs involved in a wide range of industries, including the data communication/collection, computer, industrial/capital goods and medical industries.

     The Company maintains its primary distribution facility in Houston, Texas, with sales offices in 17 states, some of which maintain a limited amount of local inventory and provide selected services to support specific customer needs. The Company operates manufacturing facilities in Houston and Dallas, Texas and the San Jose, California area.

DISTRIBUTION

     GENERAL. The principal focus of the Company's distribution business, conducted through its Components division, is to provide its industrial and OEM customers with rapid and reliable deliveries of specialty wiring and connector products and other passive and electromechanical products and assembled parts as well as a wide variety of materials management services. The Company utilizes a computerized inventory control system to assist in the marketing of its products and coordinate purchases from suppliers with sales to customers. The Company's computer system provides detailed on-line information regarding the availability of the Company's entire stock of inventory located at its stocking facilities as well as on-line access to the inventories of most of the Company's major suppliers. Through the Company's integrated real-time information system, customers' orders can readily be tracked through the entire process of entering the order, reserving products to fill the order, ordering components from suppliers, if necessary, and shipping products to customers on scheduled dates. The Company is thus able to provide the type of distributor service required by its OEM customers that have adopted the "just-in-time" method of inventory procurement. The "just-in-time" method is utilized in an effort to operate more efficiently and profitably by relying on scheduled deliveries of such components at the time they are needed in the production process and thereby reducing inventories of components.

     The principal products the Company distributes consist of connectors, receptacles and sockets, which collectively accounted for approximately 19%, 20% and 20% of the Company's total sales in its fiscal years ended in 1995, 1994 and 1993, respectively, and other electronic connecting components, such as cable and wiring products, which accounted for approximately 8%, 8% and 9% of the Company's total sales in such years. In addition, the Company distributes capacitors, resistors and electromechanical parts.

     As is customary in the electronic distribution industry, the Company primarily operates under short-term contracts with its suppliers. In the Company's past experience, such contracts have typically been renewed from year to year. In the year ended April 1, 1995, the Company's purchases from AMP Incorporated represented approximately 24% of its total purchases. Although the Company believes that it may be able to obtain competitive products of comparable quality from other suppliers, the loss of such supplier could have an adverse impact on the Company's operations.

     AFTERMARKET OPERATIONS. Datacomm serves the voice and data communications after-market. Through a focused sales effort, Datacomm offers a broad range of premise wiring products and LAN and WAN equipment to commercial end-users and professionals who install or service voice and data communications networks. Through such a marketing approach, the Company believes it is able to participate directly in the large and rapidly growing market for connection devices, reflecting the increasing use of microcomputers in LANs and WANs and the continued growth in networking and cabling needs of minicomputer and mainframe users. Datacomm can provide customers with immediate off-the-shelf delivery of voice and data communications wiring products. The Company, through Datacomm, is an authorized distributor of AMP, AT&T, Belden, Cabletron and other LAN and WAN products. Datacomm serves numerous industries, including financial, government, airline, medical, media, food, manufacturing and aerospace.

MANUFACTURING

     K*TEC manufactures a wide variety of wiring harnesses, cable assemblies, other subassemblies and custom battery power packs, all of which are built to the specifications of individual customers. The Company has developed innovative material requirements planning (MRP) relationships with a select group of OEMs in the data processing, telecommunications, medical instrumentation and energy industries. These relationships are supported by sophisticated in-house product design and technical support capabilities. K*TEC support teams work closely with K*TEC's customers through all stages of product planning and production to apply the latest design and production technology. K*TEC's computer systems have a computer aided design capability that allows its engineers to be on-line with an OEM's engineer when developing and changing product designs.

     K*TEC's quality control standards provide another means of serving the needs of the Company's just-in-time customers, since an important aspect of the just-in-time method is that OEMs rely on suppliers to assure quality control for subassemblies rather than providing such quality control themselves. The Company believes that K*TEC's adherence to strict quality control standards and investment in state-of-the-art production facilities and equipment have attracted and retained important customers who have established extremely rigid product quality standards.

     Substantially all of the Company's manufacturing business is contract manufacturing. The contract manufacturing business is generally characterized by close working relationships with a select group of customers. Sales of K*TEC's products represented approximately 38%, 34% and 33% of the Company's total sales for the fiscal years ended in 1995, 1994 and 1993, respectively. The Company believes that its profit margins from sales of manufactured products is generally greater than its profit margin on sales of distributed products.

MARKETING

     The Company's sales representatives undergo continuous training and attend classes in order to enhance both their technical expertise and sales techniques. Sales associates are compensated primarily on a commission basis. The Company uses direct mailings of brochures and catalogs as well as advertising in trade journals in the marketing of its products.

     The Company has concentrated its efforts in certain market niches in which it only distributes the products of a select group of leading suppliers. In addition, because sales personnel specialize within related product groupings, they are able to develop a high degree of technical expertise.

COMPETITION

     The Company faces substantial competition from a large number of distributors, suppliers and manufacturers, some of which are larger, have greater financial resources, broader name recognition, and may, in some instances, have lower costs than the Company.

     The Company's manufacturing operations encounter competition from both domestically manufactured products and products manufactured outside the United States. Such foreign-manufactured products are often sold at prices below the Company's prices for comparable products. The Company's products are not protected from competition by virtue of any proprietary rights such as trade secrets or patents. The Company competes by providing its customers with reliable, rapid delivery of products that are priced at competitive levels and meet strict quality control standards.

EMPLOYEES

     At July 1, 1995, the Company employed 1,036 persons, all on a full time basis. The Company's employees are not subject to any collective bargaining agreement. In addition to its employees, the Company uses other workers on a contract basis, as its needs require.

TRADEMARKS

     The Company has registered a number of trademarks and service marks relating to the operation of its business. These have been of value to the Company in the past and are expected to be of value in the future. The loss of a single trademark or service mark other than "KE Kent Electronics" or "K*TEC Electronics," in the opinion of management, would not have a material adverse effect on the conduct of its business.

PROPERTIES

     The Company's headquarters are located in a 66,000 square foot office facility in Houston, Texas, of which approximately 56,000 square feet are presently used by the Company. The Company also owns a 2.7 acre tract of vacant land adjacent to the office facility. In nearby facilities, the Company uses approximately 15,000 square feet of space for office purposes and approximately 156,000 square feet for distribution and manufacturing operations. The Company owns a 10.8 acre tract of vacant land adjoining these Houston facilities. The Company maintains distribution and manufacturing facilities and sales offices in 21 other cities under leases expiring at various times through the year 2000. Most of the leases are subject to renewal at the option of the Company for a term at least equal to the initial term, but at a newly determined rental rate.

NEW FACILITIES

     In March 1995, the Company purchased a 66-acre parcel of land and acquired a four-year option to purchase an adjacent 30 acres in Sugar Land, Texas. Currently, the Company is constructing in two phases a K*TEC manufacturing, warehouse and administrative facility at its Sugar Land location. The Company estimates the first phase of this project, consisting of approximately 250,000 square feet, will be completed during Fall 1995. Construction of the second phase of this project, also consisting of approximately 250,000 square feet, is planned to begin within the next 12 months and is anticipated to take 6 months to complete. In addition to the K*TEC manufacturing facility, the Company is currently designing a new distribution facility of approximately 263,000 square feet that will also be located at its Sugar Land location. Construction is planned to begin within this fiscal year, and the Company estimates the distribution facility will be complete 18 to 24 months after construction begins.

LEGAL PROCEEDINGS

     The Company is engaged in litigation occurring in the normal course of business. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on the Company's consolidated financial statements.

                                   MANAGEMENT

     The following table sets forth certain information regarding the directors and executive officers of the Company:

                    NAME                     AGE                   POSITION
                    ----                     ---                   --------
    Morrie K. Abramson...................    60      Chairman of the Board, Chief
                                                     Executive Officer and President
    Randy J. Corporron...................    38      Executive Vice President
    Larry D. Olson.......................    38      Executive Vice President
    Mark A. Zerbe........................    34      Executive Vice President
    Stephen J. Chapko....................    41      Vice President, Treasurer and
                                                     Secretary
    Barbara Alberto......................    49      Vice President
    Keith K. Ayers.......................    57      Vice President
    Rodney J. Corporron..................    38      Vice President
    Duane Davis..........................    60      Vice President
    Cathy L. Felts.......................    43      Vice President
    William H. Fountain..................    39      Vice President
    Max S. Levit.........................    60      Director
    David Siegel.........................    69      Director
    Richard C. Webb......................    62      Director
    Alvin L. Zimmerman...................    52      Director

     Mr. Abramson, a co-founder of the Company, has served as Chief Executive Officer and a director since 1973 and Chairman of the Board since 1977. He has been in the electronics distribution business since 1956. Mr. Abramson has also been Chairman of the Board of K*TEC, the Company's wholly owned manufacturing subsidiary, since its incorporation in 1983.

     Mr. Randy Corporron has been Executive Vice President of Manufacturing Services since January 1994, and was previously Vice President of the Company since August 1987. Since July 1989, he has served as President of K*TEC. He joined the Company in 1982 as General Manager of K*TEC.

     Mr. Olson became Executive Vice President of Sales -- Distribution in January 1994, and was previously Vice President since January 1992 after the Company's acquisition of Shelley-Ragon, Inc. Since February 1991, he had been President of Shelley-Ragon, Inc. Prior to that time he held various positions with Shelley-Ragon since joining in June 1979.

     Mr. Zerbe joined the Company as a sales representative in 1985. In May 1988, he was appointed Vice President of the Company and in January 1994 he became Executive Vice President of Operations -- Distribution.

     Mr. Chapko has been Vice President and Treasurer since July 1989 and Secretary since June 1993. He joined the Company as Assistant Treasurer in April 1987.

     Ms. Alberto joined the Company's credit department in 1978. In August 1987, she was appointed Vice President and she oversees credit administration.

     Mr. Ayers joined the Company in 1976 as a purchasing agent. Since then, he has served in various capacities, including manager of the management information systems. Mr. Ayers currently serves as Vice President and has responsibilities for training, special projects and administrative matters.

     Mr. Rodney Corporron directs and coordinates the multi-plant manufacturing operations and was appointed Vice President of the Company and General Manager of K*TEC in July 1989. Prior to such time, he served the Company in a number of capacities since 1974.

     Mr. Davis became a Vice President of the Company in June 1993. He joined the Company in 1988 as the director of management information systems.

     Ms. Felts became a Vice President of the Company in June 1993. She joined the Company in 1986 as a purchasing manager for K*TEC.

     Mr. Fountain has been Vice President since August 1987 and is responsible for product management in the distribution operations. He joined the Company in 1980 as a purchasing agent.

     Mr. Levit, President of Grocers Supply Company, Inc. since January 1992, has served as a director of the Company since April 1995. Mr. Levit also serves on the Board of M.D. Anderson Hospital and The University of Texas -- Houston Health Science Center.

     Mr. Siegel has served as a director of the Company since September 1990, and has been in the electronics distribution business since 1954. Mr. Siegel is Vice President, director and the founder of Great American Electronics, a distribution company serving industrial distributors. He is also a director of Nu Horizon Electronics, Micronetics and Surge Components.

     Mr. Webb, a founder of Harris Webb & Garrison, a Houston-based investment banking and brokerage firm, has served as a director of the Company since June 1986. He has been involved in the investment banking business since 1960, and was a founder of Lovett Underwood Neuhaus & Webb, Inc., a subsidiary of Kemper Securities.

     Mr. Zimmerman has served as a director of the Company since June 1986. As a judge he presided over the 309th Family District Court and the 269th Civil District Court of Harris County, Texas from 1980 to 1984. Since 1984, he has been a shareholder, officer and director in the law firm of Zimmerman, Flaum, Axelrad, Meyer & Wise, P.C. and its predecessor firms.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized to issue 30,000,000 shares of Common Stock, without par value. Holders of Common Stock are entitled to one vote per share on all matters on which they are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, holders of a majority of the shares voting for the election of directors can elect all of the members of the Board of Directors. Except as required by Texas law for certain extraordinary transactions and as set forth below under "Charter and Bylaw Provisions," a majority vote is also sufficient for other actions that require the vote or concurrence of shareholders. The Common Stock is not redeemable and has no conversion or preemptive rights. All of the outstanding shares of Common Stock are, and all of the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, subject to the rights of the holders of any outstanding shares of the Company Preferred Stock, the holders of Common Stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends when and as declared by the Board of Directors from funds legally available therefor. See "Dividend Policy."

PREFERRED STOCK

     The Board of Directors is authorized to issue up to 2,000,000 shares of Preferred Stock, par value $1.00 per share. No shares of Preferred Stock are currently outstanding. The Company's Board of Directors is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the dividend rights, dividend rate, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors could, without shareholder approval, issue Preferred Stock with voting rights and other rights that could adversely affect the voting power of holders of Common Stock and could be used to prevent a hostile takeover of the Company. The Board has set the terms and conditions of a series of Preferred Stock consisting of 200,000 shares designated as Series A Preferred Stock in connection with the adoption of a stockholder rights plan. See "Description of Capital Stock -- Stockholder Rights Plan." Except in connection with the possible triggering of such plan, the Company has no present plans to issue any shares of Preferred Stock.

CHARTER AND BYLAW PROVISIONS

     The Company's charter has a "fair price" provision relating to certain business combinations, including certain mergers, consolidations, asset and stock conveyances, liquidations and reclassifications. The "fair price" provision provides that, except in certain circumstances, any such business combination between the Company and an interested shareholder (defined generally as a person or entity that owns or has owned within the past two years, directly or indirectly, 10% or more of the Company's outstanding voting stock) must be approved by the affirmative vote of the holders of 80% of the outstanding voting stock of the Company, unless certain pricing and procedural requirements regarding the business combination are satisfied. For instance, one such requirement is that the aggregate consideration to be paid for each share of Common Stock must be at least equal to the highest per share price paid by the interested shareholder to acquire any share of Common Stock during a specified period. Additionally, the higher voting requirements do not apply to transactions approved by a majority of the "continuing directors." Generally, a director is deemed to be a continuing director if he was a director on May 15, 1987, or was appointed by a majority of other continuing directors or elected by the shareholders after having been recommended by a majority of the other continuing directors. The "fair price" provision could make it more difficult for a third party to acquire control of the Company.

     The Board of Directors of the Company is classified into three classes of directors who serve staggered three-year terms. Newly created directorships or vacancies on the Board may only be filled by a majority vote of directors then in office and directors may be removed during their term only for cause and only by the affirmative vote of two-thirds of all shares of voting stock. The Bylaws also require that the provisions described above may not be further amended, altered, changed or appealed, nor may the number of directors be increased, without either the affirmative vote of 80% of the shares of capital stock of the Company entitled to vote generally in the election of directors or the approval of a majority of directors in office. These provisions may have the effect of discouraging hostile or unsolicited takeover attempts or proxy contests or, alternatively, may encourage persons considering such actions to negotiate with the existing Board.

STOCKHOLDER RIGHTS PLAN

     The Board of Directors has created certain rights (the "Rights") and authorized the issuance of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on May 24, 1990 (the "Record Date"). In addition, the related Rights Agreement provides for the issuance of one Right for each share of Common Stock issued after adoption of the Rights Agreement. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, $1.00 par value per share, of the Company (the "Preferred Stock") at a price of $26.67 per one one-hundredth of a share (subject to adjustment), payable in cash. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Ameritrust Company National Association, as Rights Agent.

     Although the Rights are not intended to prevent a takeover of the Company at a full and fair price, they have certain anti-takeover effects. They may deter an attempt to acquire the Company in a manner which seeks to deprive the Company's shareholders of the full and fair value of their investment and may deter attempts by significant shareholders to take advantage of the Company and its shareholders through certain self-dealing transactions. The Rights may cause substantial dilution to a person or group that acquires or attempts to acquire the Company without the rights being redeemed. Accordingly, the Rights should encourage any potential acquiror to seek to negotiate with the Board of Directors. Unless the approval is first obtained from the Board of Directors, or, in limited circumstances, the shareholders of the Company, the Rights may deter transactions, including tender offers, which the majority of shareholders may believe are beneficial to them. Under the Rights Agreement, one Right will also be issued with each share of Common Stock offered hereby.

                                  UNDERWRITING

     Upon the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, each of the underwriters named below (the
"Underwriters"), has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                            NUMBER OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
        Smith Barney Inc..................................................
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.........................................

                                                                            ---------
                  Total...................................................
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a
price which represents a concession not in excess of $          per share under
the public offering price. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers.

     The Company and each of its executive officers and directors have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, except in the case of the Company, pursuant to the exercise of outstanding options to purchase Common Stock.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended April 1, 1995 have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in its report thereto and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission ("SEC"). The reports and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: 14th Floor, Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the SEC upon payment of the charges prescribed by the SEC. In addition, such reports and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the SEC a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Offices at 14th Floor, Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained from the SEC at such offices upon payment of the charges prescribed by the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the SEC under the Exchange Act, are incorporated in this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended April 1, 1995;

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 1995;

          (c) The description of the Company's Common Stock contained in a registration statement on Form 8-A filed on May 20, 1986 under
              Section 12 of the Exchange Act; and

          (d) The description of the Rights contained in a registration statement on Form 8-A filed on June 18, 1990 under Section 12 of the Exchange Act.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Mr. Stephen J. Chapko, Secretary, 7433 Harwin Drive, Houston, Texas 77036, telephone number (713) 780-7770.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ---
Report of Independent Certified Public Accountants.....................................  F-2
Consolidated Balance Sheets -- April 2, 1994, April 1, 1995 and July 1, 1995...........  F-3
Consolidated Statements of Earnings for the Fiscal Years Ended April 3, 1993, April 2,
  1994 and April 1, 1995 and for the Thirteen Weeks Ended July 2, 1994 and July 1,
  1995.................................................................................  F-4
Consolidated Statement of Stockholders' Equity for the Fiscal Years Ended April 3,
  1993, April 2, 1994 and April 1, 1995 and for the Thirteen Weeks Ended July 1,
  1995.................................................................................  F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended April 3, 1993, April
  2, 1994 and April 1, 1995 and for the Thirteen Weeks Ended July 2, 1994 and July 1,
  1995.................................................................................  F-6
Notes to Consolidated Financial Statements.............................................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Kent Electronics Corporation

     We have audited the consolidated balance sheets of Kent Electronics Corporation and Subsidiaries as of April 2, 1994 and April 1, 1995, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the three years in the period ended April 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kent Electronics Corporation and Subsidiaries as of April 2, 1994 and April 1, 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended April 1, 1995, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Houston, Texas
May 8, 1995

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   APRIL 2,       APRIL 1,       JULY 1,
                                                                     1994           1995          1995
                                                                 ------------   ------------   ------------
                                                                                               (UNAUDITED)
                              ASSETS
CURRENT ASSETS
  Cash and cash equivalents (including temporary investments of
    $9,826,122 at April 2, 1994, $6,395,425 at April 1, 1995
    and $10,804,648 at July 1, 1995)...........................  $ 11,382,179   $  4,434,457   $  5,429,428
  Trading securities, net......................................            --     16,832,467     16,906,865
  Short-term investments, net..................................    15,184,179             --             --
  Accounts receivable, net.....................................    26,038,081     33,963,810     34,712,572
  Inventories
    Materials and purchased products...........................    19,985,035     30,080,372     34,660,776
    Work in process............................................     3,214,825      3,039,140      3,277,516
                                                                 ------------   ------------   ------------
                                                                   23,199,860     33,119,512     37,938,292
  Prepaid expenses and other...................................     2,070,197      2,778,348      2,533,379
                                                                 ------------   ------------   ------------
         Total current assets..................................    77,874,496     91,128,594     97,520,536
PROPERTY AND EQUIPMENT
  Land.........................................................     2,558,983      7,089,838      7,110,629
  Buildings....................................................     6,558,289      6,697,207      8,668,736
  Equipment, furniture and fixtures............................    21,053,980     26,205,888     27,073,053
  Leasehold improvements.......................................     1,254,485      1,362,806      1,458,602
                                                                 ------------   ------------   ------------
                                                                   31,425,737     41,355,739     44,311,020
    Less accumulated depreciation and amortization.............   (10,284,224)   (13,620,455)   (14,402,310)
                                                                 ------------   ------------   ------------
                                                                   21,141,513     27,735,284     29,908,710
DEFERRED INCOME TAXES..........................................     1,270,000        838,000        813,000
OTHER ASSETS...................................................       689,339      1,022,244      1,063,986
COST IN EXCESS OF NET ASSETS ACQUIRED, less accumulated
  amortization of $1,264,634 at April 2, 1994, $1,629,122 at
  April 1, 1995 and $1,720,373 at July 1, 1995.................    13,531,347     13,166,859     13,075,608
                                                                 ------------   ------------   ------------
                                                                 $114,506,695   $133,890,981   $142,381,840
                                                                 ============   ============   ============
             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable.............................................  $ 16,389,611   $ 15,479,278   $ 17,160,067
  Accrued compensation.........................................     2,521,902      4,579,595      3,660,694
  Other accrued liabilities....................................     2,020,416      3,057,149      4,010,017
  Income taxes.................................................     1,055,758      1,694,148      3,214,218
                                                                 ------------   ------------   ------------
         Total current liabilities.............................    21,987,687     24,810,170     28,044,996
LONG-TERM LIABILITIES..........................................            --        281,205        528,274
COMMITMENTS....................................................            --             --             --
STOCKHOLDERS' EQUITY
  Preferred stock, $1 par value; authorized 2,000,000 shares;
    none issued................................................            --             --             --
  Common stock, no par value; authorized 30,000,000 shares;
    issued and outstanding 9,687,559 shares at April 2, 1994,
    9,804,743 shares at April 1, 1995 and 9,812,818 shares at
    July 1, 1995...............................................    32,702,560     34,742,597     34,835,485
  Additional paid-in capital...................................    24,359,507     25,213,946     25,450,884
  Retained earnings............................................    35,456,941     48,843,063     53,522,201
                                                                 ------------   ------------   ------------
                                                                   92,519,008    108,799,606    113,808,570
                                                                 ------------   ------------   ------------
                                                                 $114,506,695   $133,890,981   $142,381,840
                                                                 ============   ============   ============

        The accompanying notes are an integral part of these statements.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                           FISCAL YEAR ENDED                  THIRTEEN WEEKS ENDED
                               ------------------------------------------   -------------------------
                                 APRIL 3,       APRIL 2,       APRIL 1,       JULY 2,       JULY 1,
                                   1993           1994           1995          1994          1995
                               ------------   ------------   ------------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Net sales....................  $154,676,910   $192,887,055   $253,483,742   $56,527,264   $77,585,215
Cost of sales................   112,406,481    142,238,725    188,606,215    42,003,520    57,611,607
                               ------------   ------------   ------------   -----------   -----------
          Gross profit.......    42,270,429     50,648,330     64,877,527    14,523,744    19,973,608
Selling, general and
  administrative expenses....    30,806,047     36,012,168     43,917,091    10,070,281    12,675,117
                               ------------   ------------   ------------   -----------   -----------
          Operating profit...    11,464,382     14,636,162     20,960,436     4,453,463     7,298,491
Other income (expense)
  Interest expense...........       (15,000)       (15,000)       (18,000)       (4,500)       (4,667)
  Other-net (principally
     interest and dividend
     income).................       712,821        757,912      1,132,686       154,965       504,714
                               ------------   ------------   ------------   -----------   -----------
          Earnings before
            income taxes.....    12,162,203     15,379,074     22,075,122     4,603,928     7,798,538
Income taxes.................     4,439,000      5,844,000      8,689,000     1,773,000     3,119,400
                               ------------   ------------   ------------   -----------   -----------
          Net earnings.......  $  7,723,203   $  9,535,074   $ 13,386,122   $ 2,830,928   $ 4,679,138
                               ============   ============   ============   ===========   ===========
Earnings per share...........  $        .80   $        .96   $       1.32   $      0.28   $      0.45
                               ============   ============   ============   ===========   ===========
Weighted average shares......     9,675,300      9,881,000     10,137,500    10,013,400    10,306,200
                               ============   ============   ============   ===========   ===========

        The accompanying notes are an integral part of these statements.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                COMMON STOCK            ADDITIONAL
                                          -------------------------       PAID-IN        RETAINED
                                           SHARES         AMOUNT          CAPITAL        EARNINGS
                                          ---------     -----------     -----------     -----------
Balance at March 28, 1992...............  9,414,583     $30,180,661     $23,212,580     $18,198,664
Common stock issued upon exercise of
  employee stock options, including
  tax effect............................    209,601       1,855,008              --              --
Amortization of unearned compensation
  related to stock option plans.........         --              --         524,473              --
Net earnings for the year...............         --              --              --       7,723,203
                                          ---------     -----------     -----------     -----------
Balance at April 3, 1993................  9,624,184      32,035,669      23,737,053      25,921,867
Common stock issued upon exercise of
  employee stock options, including tax
  effect................................     63,375         666,891              --              --
Amortization of unearned compensation
  related to stock option plans.........         --              --         622,454              --
Net earnings for the year...............         --              --              --       9,535,074
                                          ---------     -----------     -----------     -----------
Balance at April 2, 1994................  9,687,559      32,702,560      24,359,507      35,456,941
Common stock issued upon exercise of
  employee stock options, including tax
  effect................................    117,601       2,040,037              --              --
Common stock split fractional shares....       (417)             --         (16,325)             --
Amortization of unearned compensation
  related to stock option plans.........         --              --         870,764              --
Net earnings for the year...............         --              --              --      13,386,122
                                          ---------     -----------     -----------     -----------
Balance at April 1, 1995................  9,804,743      34,742,597      25,213,946      48,843,063
Common stock issued upon exercise of
  employee stock options (unaudited)....      8,075          92,888              --              --
Amortization of unearned compensation
  related to stock option plans
  (unaudited)...........................         --              --         236,938              --
Net earnings for the period
  (unaudited)...........................         --              --              --       4,679,138
                                          ---------     -----------     -----------     -----------
Balance at July 1, 1995 (unaudited).....  9,812,818     $34,835,485     $25,450,884     $53,522,201
                                          =========     ===========     ===========     ===========

         The accompanying notes are an integral part of this statement.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                FISCAL YEAR ENDED                 THIRTEEN WEEKS ENDED
                                                     ----------------------------------------   -------------------------
                                                      APRIL 3,       APRIL 2,      APRIL 1,       JULY 2,       JULY 1,
                                                        1993           1994          1995          1994          1995
                                                     -----------   ------------   -----------   -----------   -----------
                                                                                                (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities
  Net earnings.....................................  $ 7,723,203   $  9,535,074   $13,386,122   $ 2,830,928   $ 4,679,138
  Adjustments to reconcile net earnings to net cash
    provided by operating activities
    Depreciation and amortization..................    2,833,955      3,202,761     3,806,652       911,432       907,301
    Provision for losses on accounts receivable....      224,165        334,691       163,171        50,001        73,031
    (Gain) loss on sale of property, plant and
      equipment....................................           74          6,688          (268)           --         2,781
    Stock option expense...........................      524,473        622,454       870,764       200,199       236,938
    Provision for unrealized losses (gains) on
      trading securities...........................           --             --       224,684            --       (74,398)
    Provision for unrealized losses on short-term
      investments..................................           --         77,300            --       135,406            --
    Net purchases of trading securities............           --             --    (1,872,972)           --            --
    Change in assets and liabilities
      (Increase) decrease in accounts receivable...   (4,846,791)    (4,212,860)   (8,088,900)    1,673,124      (821,793)
      Increase in inventories......................   (3,407,722)    (5,819,343)   (9,919,652)   (5,412,327)   (4,818,780)
      (Increase) decrease in prepaid expenses and
         other.....................................     (251,743)      (375,091)     (708,151)      212,425       244,969
      (Increase) decrease in other assets..........       25,935          3,942      (421,951)      (18,040)      (54,669)
      Decrease in deferred income taxes............      488,228        812,000       432,000        25,000        25,000
      Increase (decrease) in accounts payable......    3,241,812      4,514,425      (910,333)   (1,457,286)    1,680,789
      Increase (decrease) in accrued
         compensation..............................     (348,604)       288,398     2,057,693      (143,417)     (918,901)
      Increase (decrease) in other accrued
         liabilities...............................     (121,368)       399,723     1,036,733       553,400       952,868
      Increase in income taxes.....................      682,122         89,495       638,390     1,100,024     1,520,070
      Increase in long-term liabilities............           --             --       281,205            --       247,069
                                                     -----------   ------------   -----------   -----------   -----------
         Net cash provided by operating
           activities..............................    6,767,739      9,479,657       975,187       660,869     3,881,413
Cash flows from investing activities
  Capital expenditures.............................   (9,191,249)    (5,751,781)   (9,960,471)   (1,138,566)   (2,986,458)
  Net (purchases) sales of short-term
    investments....................................           --    (15,261,479)           --       124,552            --
  Proceeds from sale of property and equipment.....          890         16,223        13,850            --         7,128
  Additional Shelley-Ragon acquisition costs.......      (98,038)            --            --            --            --
                                                     -----------   ------------   -----------   -----------   -----------
         Net cash used by investing activities.....   (9,288,397)   (20,997,037)   (9,946,621)   (1,014,014)   (2,979,330)
Cash flows from financing activities
  Issuance of common stock.........................    1,112,132        365,167     1,526,037       136,056        92,888
  Payment for fractional shares....................           --             --       (16,325)           --            --
  Tax effect of common stock issued upon exercise
    of employee stock options......................      742,876        301,724       514,000            --            --
                                                     -----------   ------------   -----------   -----------   -----------
         Net cash provided by financing
           activities..............................    1,855,008        666,891     2,023,712       136,056        92,888
                                                     -----------   ------------   -----------   -----------   -----------
Net (decrease) increase in cash....................     (665,650)   (10,850,489)   (6,947,722)     (217,089)      994,971
Cash and cash equivalents at beginning of period...   22,898,318     22,232,668    11,382,179    11,382,179     4,434,457
                                                     -----------   ------------   -----------   -----------   -----------
Cash and cash equivalents at end of period.........  $22,232,668   $ 11,382,179   $ 4,434,457   $11,165,090   $ 5,429,428
                                                     ===========   ============   ===========   ===========   ===========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
         Interest..................................  $    15,000   $     15,000   $    18,000   $        --   $        --
         Income taxes..............................  $ 1,062,118   $  4,813,667   $ 7,713,610   $   647,976   $ 1,574,329

In 1993, additional Shelley-Ragon acquisition costs of $98,038 were paid and non-cash adjustments of $286,131, $155,404, $81,635 and $31,110 were made to income taxes payable, inventory, property and equipment, and accrued liabilities, respectively.

        The accompanying notes are an integral part of these statements.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (INFORMATION AS OF JULY 1, 1995 AND RELATING TO THE
        THIRTEEN WEEKS ENDED JULY 2, 1994 AND JULY 1, 1995 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies:

  Principles of Consolidation

     Kent Electronics Corporation consolidates its accounts with those of its wholly-owned subsidiaries. All material intercompany transactions have been eliminated.

  Fiscal Year

     The Company's fiscal year ends on the Saturday closest to the end of March. The fiscal year ended April 3, 1993 consisted of 53 weeks. The fiscal years ended April 2, 1994 and April 1, 1995 both consisted of 52 weeks.

  Cash and Cash Equivalents

     The Company's presentation of cash includes cash equivalents. Cash equivalents are defined as short-term investments with maturity dates at purchase of ninety days or less.

     Cash equivalents at April 2, 1994, April 1, 1995 and July 1, 1995 include approximately $3,874,000, $1,118,000 and $1,380,000, respectively, invested in an institutional money market fund managed by a company holding approximately 4% of the Company's common stock.

     Securities purchased under agreements to resell (reverse repurchase agreements) result from transactions that are collateralized by negotiable securities and are carried at the amounts at which the securities will subsequently be resold. It is the policy of the Company not to take possession of securities purchased under agreements to resell. At April 2, 1994, agreements to resell securities in the amount of $3,552,000 with a four-day maturity were outstanding.

  Trading Securities and Short-Term Investments

     In 1995, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement established standards of financial accounting and reporting for investments in equity securities that have a readily determinable fair value and for all investments in debt securities. The Company has classified all investment securities as trading securities which are measured at fair value in the financial statements with unrealized gains and losses included in earnings. Net unrealized holding losses on trading securities of $224,700 for the fiscal year ended April 1, 1995 and net unrealized holding gains of $74,400 for the thirteen weeks ended July 1, 1995 are included in net earnings as indicated in the following table:

    Net unrealized loss on trading securities at April 2, 1994................  $ 77,300
    Increase in unrealized loss included in earnings during year..............   224,700
                                                                                --------
    Net unrealized loss on trading securities at April 1, 1995................   302,000
    Decrease in unrealized loss included in earnings during quarter...........   (74,400)
                                                                                --------
    Net unrealized loss on trading securities at July 1, 1995.................  $227,600
                                                                                ========

     In 1994, under the Company's previous policy, short-term investments were carried at the lower of their aggregate cost or market.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

              (INFORMATION AS OF JULY 1, 1995 AND RELATING TO THE
        THIRTEEN WEEKS ENDED JULY 2, 1994 AND JULY 1, 1995 IS UNAUDITED)

     Trading securities include an investment in an institutional mutual fund managed by a company holding approximately 4% of the Company's common stock and U.S. Treasury Notes maturing in December 1996.

  Accounts Receivable

     The Company's allowance for doubtful accounts was $955,000 at April 2, 1994, $979,000 at April 1, 1995 and $1,052,000 at July 1, 1995.

  Inventories

     Inventories are valued at the lower of cost (first-in, first-out) or market.

  Property and Equipment

     Property and equipment are stated at cost.

     Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets.

     Leasehold improvements are amortized over the life of the lease or the service life of the improvements, whichever is shorter.

  Costs in Excess of Net Assets Acquired

     Costs in excess of net assets acquired represents the excess of the purchase price over the value of net assets acquired for previous acquisitions, and is being amortized on a straight-line basis over 40 years. On an ongoing basis, management reviews the valuation and amortization of the cost in excess of net assets. As part of this review, the Company considers the current and future levels of net income generated by the related acquisition to determine that no impairment has occurred.

  Reclassifications

     Certain accounts in the fiscal 1993 and 1994 financial statements have been reclassified to conform with the fiscal 1995 presentation.

  Interim Financial Information

     Financial information as of July 1, 1995 and for the thirteen weeks ended July 2, 1994 and July 1, 1995, included herein, is unaudited. Such information includes all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the financial information for the interim periods. The results of operations for the thirteen weeks ended July 1, 1995 are not necessarily indicative of the results for the full fiscal year.

2.  INCOME TAXES

     The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

              (INFORMATION AS OF JULY 1, 1995 AND RELATING TO THE
        THIRTEEN WEEKS ENDED JULY 2, 1994 AND JULY 1, 1995 IS UNAUDITED)

     The provision for income taxes consisted of the following:

                                                                           THIRTEEN WEEKS ENDED
                                            FISCAL YEARS ENDED            -----------------------
                                   ------------------------------------    JULY 2,      JULY 1,
                                      1993         1994         1995         1994         1995
                                   ----------   ----------   ----------   ----------   ----------
    Currently payable............  $2,115,000   $4,978,000   $8,308,000   $1,748,000   $3,094,000
    Tax reduction for exercise of
      stock options credited to
      stockholders' equity.......     743,000      302,000      514,000           --           --
    Deferred.....................   1,581,000      564,000     (133,000)      25,000       25,000
                                   ----------   ----------   ----------   ----------   ----------
              Total..............  $4,439,000   $5,844,000   $8,689,000   $1,773,000   $3,119,000
                                   ==========   ==========   ==========   ==========   ==========

     A reconciliation of income taxes computed at the statutory Federal income tax rate and income taxes reported in the consolidated statements of earnings follows:

                                                                           THIRTEEN WEEKS ENDED
                                            FISCAL YEARS ENDED            -----------------------
                                   ------------------------------------    JULY 2,      JULY 1,
                                      1993         1994         1995         1994         1995
                                   ----------   ----------   ----------   ----------   ----------
    Tax at statutory rate........  $4,135,000   $5,229,000   $7,726,000   $1,565,000   $2,729,000
    Increases (reductions)
      State income taxes, net of
         Federal tax effect......     374,000      482,000      742,000      150,000      254,000
      Tax free income............    (206,000)    (119,000)     (47,000)      (9,000)      (4,000)
      Other -- net...............     136,000      252,000      268,000       67,000      140,000
                                   ----------   ----------   ----------   ----------   ----------
              Income taxes as
                reported.........  $4,439,000   $5,844,000   $8,689,000   $1,773,000   $3,119,000
                                   ==========   ==========   ==========   ==========   ==========

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

              (INFORMATION AS OF JULY 1, 1995 AND RELATING TO THE
        THIRTEEN WEEKS ENDED JULY 2, 1994 AND JULY 1, 1995 IS UNAUDITED)

     Deferred tax assets and liabilities at April 2, 1994 and April 1, 1995 consist of the following:

                                                                     1994          1995
                                                                  -----------   -----------
    CURRENT DEFERRED ASSET
      Allowance for doubtful accounts...........................  $   347,000   $   392,000
      Capitalization of additional inventory costs..............      347,000       672,000
      Accrued expenses not currently deductible, net of
         reversals..............................................      179,000       320,000
      Net operating losses......................................      330,000       330,000
      Other.....................................................       59,000       157,000
                                                                  -----------   -----------
                                                                  $ 1,262,000   $ 1,871,000
                                                                  ===========   ===========
    LONG-TERM DEFERRED ASSET
      Depreciation..............................................  $(1,264,000)  $(1,763,000)
      Fixed asset bases difference..............................      670,000       697,000
      Deductible acquisition costs..............................      (50,000)      (48,000)
      Stock compensation........................................      494,000       861,000
      Net operating losses......................................    1,420,000     1,091,000
                                                                  -----------   -----------
                                                                  $ 1,270,000   $   838,000
                                                                  ===========   ===========

     Acquired net operating losses were approximately $4,058,000 at April 1, 1995, expire in various amounts through 2003, and are subject to annual usage limitations.

3.  COMMITMENTS

     The Company conducts a portion of its operations in leased office, warehouse, and manufacturing facilities and leases transportation equipment. Rent expense for 1993, 1994 and 1995 was approximately $1,565,000, $1,472,000 and $1,695,000, respectively. For the thirteen weeks ended July 2, 1994 and July 1, 1995, rent expense was approximately $409,000 and $402,000, respectively.

     The following is a schedule by years of minimum future rentals as of April 1, 1995:

      FISCAL YEARS
       ENDING IN                                                            AMOUNT
     -------------                                                        ----------
          1996...........................................................  $1,543,000
          1997...........................................................   1,231,000
          1998...........................................................     936,000
          1999...........................................................     476,000
          2000...........................................................     184,000
        Thereafter.......................................................       3,000
                                                                           ----------
        Total minimum future rentals.....................................  $4,373,000
                                                                           ==========

     The Company has instituted a self-insurance program for employees' major medical coverages. Claims under the self-insurance program are insured for amounts greater than $50,000 per employee. The aggregate annual amount self-insured varies based on participant levels and was limited to approximately $2,000,000 as

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

              (INFORMATION AS OF JULY 1, 1995 AND RELATING TO THE
        THIRTEEN WEEKS ENDED JULY 2, 1994 AND JULY 1, 1995 IS UNAUDITED)

of April 1, 1995. Claims are accrued as incurred and the total expense under the program was approximately $1,051,000, $1,258,000 and $2,121,000 in 1993, 1994
and 1995, respectively. For the thirteen weeks ended July 2, 1994 and July 1, 1995, total expense was approximately $509,000 and $550,000, respectively.

     The Company is engaged in litigation occurring in the normal course of business. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on the Company's consolidated financial statements.

4.  SALES TO MAJOR CUSTOMERS

     No customer accounted for as much as 10% of net sales in 1993 or 1994. Sales to two customers represented 11.2% and 10.3% of net sales in 1995. For the thirteen weeks ended July 2, 1994, one customer represented 10.3% of net sales. Sales to two customers represented 12.8% and 12.2% of net sales for the thirteen weeks ended July 1, 1995.

5.  STOCKHOLDERS' EQUITY

  Fair Price Provision

     The Company has adopted a fair price provision relating to certain business combinations. The fair price provision provides that, except in certain circumstances, a business combination between the Company and an interested shareholder must be approved by the affirmative vote of the holders of 80% of the outstanding voting stock, unless certain pricing and procedural requirements regarding the business combination are satisfied.

  Stockholder Rights Plan

     The Company has adopted a stockholder rights plan, declaring a distribution of one equity purchase right on each outstanding share of the Company's common stock. Upon the occurrence of certain events, each right would entitle the holder to purchase, at a price of $26.67, one one-hundredth of a share of the Company's Series A Preferred Stock. Additionally, under certain circumstances, the holder of rights may be entitled to purchase either the Company's common stock or securities of an acquiring entity at half of market value.

  Stock Split

     The Company's Common Stock was split three-for-two to stockholders of record on February 15, 1995, and was effected as a 50% stock dividend. All issued and outstanding shares, stock option data and earnings per share amounts in the consolidated financial statements have been restated to give effect to the stock split.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

              (INFORMATION AS OF JULY 1, 1995 AND RELATING TO THE
        THIRTEEN WEEKS ENDED JULY 2, 1994 AND JULY 1, 1995 IS UNAUDITED)

6.  BENEFIT PLANS

  Stock Options

     At April 1, 1995 and July 1, 1995, the Company had non-qualified stock option plans which allow for the grant of 2,887,500 and 2,981,250 common shares for options, respectively, of which 1,079,879 and 1,054,254, respectively, are available for future grants. Options granted under the plans have a maximum term of 15 years and are exercisable under the terms of the respective option agreements. Under some plans, options may be granted with exercise prices of less than the stock's market value at the date of grant.

                                                              NUMBER OF        OPTION PRICE
                                                                SHARES             RANGE
                                                             UNDER OPTION        PER SHARE
                                                             ------------     ---------------
    Outstanding at March 28, 1992..........................       663,450     $ 3.75 - $14.50
      Granted..............................................       188,625       6.92 -  17.59
      Exercised............................................      (209,601)      3.75 -  10.67
      Lapsed/forfeited.....................................       (12,000)      7.33 -  11.33
                                                             ------------     ---------------
    Outstanding at April 3, 1993...........................       630,474       4.00 -  17.59
      Granted..............................................       614,250       7.17 -  19.25
      Exercised............................................       (63,375)      4.00 -  14.50
      Lapsed/forfeited.....................................       (23,300)      4.09 -  17.17
                                                             ------------     ---------------
    Outstanding at April 2, 1994...........................     1,158,049       4.67 -  19.25
      Granted..............................................        71,625      18.25 -  27.75
      Exercised............................................      (117,601)      4.67 -  17.59
      Lapsed/forfeited.....................................       (21,751)     13.92 -  13.92
                                                             ------------     ---------------
    Outstanding at April 1, 1995...........................     1,090,322       6.87 -  27.75
      Granted..............................................       122,875      29.38 -  37.75
      Exercised............................................        (8,075)      6.87 -  14.50
      Lapsed/forfeited.....................................        (3,500)     13.92 -  13.92
                                                             ------------     ---------------
    Outstanding at July 1, 1995............................     1,201,622     $ 6.92 - $37.75
                                                             ============     ===============

     At April 1, 1995 and July 1, 1995, options to acquire 179,072 and 284,747 shares, respectively, were exercisable.

  Tax-Deferred Savings and Retirement Plan and Trust

     The Company sponsors a Tax-Deferred Savings and Retirement Plan (the Plan) covering substantially all employees. Under the Plan, a participating employee may allocate up to 12% of salary, and the Company makes matching contributions of up to 3% thereof. Additionally, the Company may elect to make additional contributions at its option. Such contributions accrue to employee accounts regardless of whether they have elected to participate in the salary deferral option of the Plan. The Company contributed approximately $469,000, $514,000 and $639,000 to the Plan in fiscal years ended April 3, 1993, April 2, 1994 and April 1, 1995, respectively. The Company contributed approximately $169,000 and $212,000 to the Plan for the thirteen weeks ended July 2, 1994 and July 1, 1995, respectively.

     The Company has a deferred compensation plan for a select group of management or highly compensated employees of the Company. Each year a participant may elect to defer from 3% to 25% of his or her compensation. The Company will match the participant compensation amount, limited to 50% of the first 6%

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

              (INFORMATION AS OF JULY 1, 1995 AND RELATING TO THE
        THIRTEEN WEEKS ENDED JULY 2, 1994 AND JULY 1, 1995 IS UNAUDITED)

of compensation deferred. Participants become vested in the Company matching contributions at the rate of 10% per plan year or vest fully at age 60. At April 1, 1995 and July 1, 1995, the Company had accrued $281,000 and $528,000, respectively, for participant and Company contributions which are recorded as long-term liabilities on the Balance Sheet.

     In fiscal 1995, the Company adopted a spousal salary continuation plan. In the event of the death of the Chief Executive Officer (CEO), the plan provides for the payment of 60% of the CEO's monthly base salary for 180 consecutive months to a designated beneficiary. The Company has purchased life insurance with the intent to fund this obligation.

7.  EARNINGS PER SHARE

     Earnings per share are based upon the weighted average number of common shares outstanding during each period. Options are included in periods where they have a dilutive effect.

8.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of unaudited quarterly financial data for fiscal years 1993, 1994 and 1995:

                                                       FIRST      SECOND       THIRD      FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Year ended April 3, 1993
  Net sales.........................................  $34,524     $37,011     $39,216     $43,926
  Gross profit......................................    9,485      10,134      10,756      11,895
  Net earnings......................................    1,846       1,907       1,937       2,033
  Earnings per share................................      .19         .20         .20         .21
Year ended April 2, 1994
  Net sales.........................................  $43,245     $46,914     $49,238     $53,490
  Gross profit......................................   11,532      12,434      12,935      13,747
  Net earnings......................................    2,073       2,293       2,509       2,660
  Earnings per share................................      .21         .23         .25         .27
Year ended April 1, 1995
  Net sales.........................................  $56,527     $60,335     $64,462     $72,160
  Gross profit......................................   14,524      15,440      16,480      18,433
  Net earnings......................................    2,831       3,215       3,466       3,874
  Earnings per share................................      .28         .32         .34         .38

KENT ELECTRONICS--
ELECTRONIC COMPONENTS DISTRIBUTION

                                    [PHOTO]

Kent distribution center.

[PHOTO]                         [PHOTO]                         [PHOTO]
Order tracking through          The Company's specialized
integrated real-time            inventories supplied by         Sales representatives
  information technology.       leading manufacturers.          undergo continuous training.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS
PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED
HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR BY ANY OF THE
UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT
RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN
OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO
ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER
IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY
TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS
CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                -------------------

                 TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Use of Proceeds.......................    5
Price Range of Common Stock...........    6
Dividend Policy.......................    6
Capitalization........................    7
Selected Consolidated Financial
  Data................................    8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    9
Business..............................   12
Management............................   15
Description of Capital Stock..........   17
Underwriting..........................   19
Legal Matters.........................   20
Experts...............................   20
Available Information.................   20
Incorporation of Certain Documents by
  Reference...........................   20
Index to Consolidated Financial
  Statements..........................  F-1

======================================================

======================================================

                 2,000,000 SHARES

                 KENT ELECTRONICS
                   CORPORATION

                   COMMON STOCK

                   ------------

                    PROSPECTUS

                         , 1995

                   ------------
                 SMITH BARNEY INC.

                MERRILL LYNCH & CO.

======================================================

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the Company in connection with the offering described in this Registration Statement are as follows:

        SEC registration fee..................................................  $  *
        NYSE filing fee.......................................................     *
        NASD fee..............................................................     *
        Blue sky fees and expenses............................................     *
        Printing expenses.....................................................     *
        Accounting fees and expenses..........................................     *
        Legal fees and expenses...............................................     *
        Miscellaneous expenses................................................     *
                                                                                 -----
                  Total.......................................................   $ *
                                                                                 =====

- ---------------
*To be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 6.10 of the Amended and Restated Bylaws of the Company provides for indemnification of present and former officers and directors of the Company to the maximum extent permissible under applicable provisions of the Texas Business Corporation Act and expressly authorizes the Company to purchase insurance on behalf of its directors, officers and employees. The Company has purchased a directors and officers liability insurance policy which provides for insurance of the directors and officers of the Company against certain liabilities they may incur in their capacities as such.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement for certain provisions regarding the indemnification of officers and directors of the Company by the Underwriters.

ITEM 16.  EXHIBITS.

 1.1**    --   Form of Underwriting Agreement

 3.1      --   Articles of Incorporation of Kent Electronics Corporation, including amendments thereto filed through July 2, 1987. Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended April 2,
               1988.

 3.2      --   Articles of Amendment to Articles of Incorporation of Kent Electronics
               Corporation. Incorporated by reference to Exhibit 3.2 to the Company's
               Registration Statement on Form S-1 (Registration No. 33-24018) filed with the
               Securities and Exchange Commission ("SEC") on August 26, 1988.

 3.3      --   Certificate of Designation, Preferences and Rights of Series A Preferred Stock.
               Incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form
               10-K for the Fiscal Year Ended March 30, 1991 (the "1991 Form 10-K").

 3.4      --   Articles of Amendment to Articles of Incorporation of Kent Electronics
               Corporation. Incorporated by reference to Exhibit 3.4 to 1991 Form 10-K.

 3.5      --   Bylaws of Kent Electronics Corporation. Incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1 (Registration No. 33-5371)
               filed with the SEC on May 2, 1986.

 3.6      --   Amendments to Bylaws of Kent Electronics Corporation. Incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the Fiscal Year
               Ended March 31, 1990.

 3.7      --   Amendments to Bylaws of Kent Electronics Corporation. Incorporated by reference to Exhibit 3.7 to 1991 Form 10-K.

 3.8      --   Amendments to Bylaws of Kent Electronics Corporation. Incorporated by reference to Exhibit 3.8 to the Company's Annual Report on Form 10-K for the Fiscal Year
               Ended March 28, 1992 (the "1992 Form 10-K").

 4.1      --   Specimen stock certificate for the Common Stock of Kent Electronics Corporation.
               Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement
               on Form S-2 (Registration No. 33-40066) filed with the SEC on April 19, 1991
               (the "1991 Registration Statement").

 4.2      --   Rights Agreement dated as of May 14, 1990 between Kent Electronics Corporation and Ameritrust Company National Association. Incorporated by reference to
               Exhibit 4 to the Company's Current Report on Form 8-K dated May 14, 1990.

 4.3      --   First Amendment to Rights Agreement dated as of May 14, 1990 between Kent
               Electronics Corporation and Ameritrust Company National Association.
               Incorporated by reference to Exhibit 4.3 to 1992 Form 10-K.

 5.1*     --   Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.

23.1*     --   Consent of Grant Thornton LLP.

23.2*     --   Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. (included as part of
               Exhibit 5.1).

24.1      --   Power of Attorney (included on signature page of this Registration Statement).

- ---------------
 * Filed herewith.
** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on July 28, 1995.

                               KENT ELECTRONICS CORPORATION

                               By: /s/ MORRIE K. ABRAMSON
                                   --------------------------------------------
                                       (Morrie K. Abramson, Chairman of the
                                   Board, Chief Executive Officer and President)

     The undersigned directors and officers of Kent Electronics Corporation do hereby constitute and appoint Morrie K. Abramson and Stephen J. Chapko (the "Attorneys-in-Fact"), and each of them, with full power to act without the other and with full power of substitution, as true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below which the Attorneys-in-Fact may deem necessary or advisable to enable Kent Electronics Corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that the Attorneys-in-Fact shall do or cause to be done under authority granted herein. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                  TITLE                       DATE
                ---------                                  -----                       ----

        /s/ MORRIE K. ABRAMSON              Chairman of the Board, Chief          July 28, 1995
- ------------------------------------------  Executive Officer and President
            Morrie K. Abramson              (Principal Executive Officer)


         /s/ STEPHEN J. CHAPKO              Vice President, Treasurer and         July 28, 1995
- ------------------------------------------  Secretary (Principal Financial
             Stephen J. Chapko              Officer and Principal Accounting
                                            Officer)


           /s/ MAX S. LEVIT                 Director                              July 28, 1995
- ------------------------------------------
               Max S. Levit


           /s/ DAVID SIEGEL                 Director                              July 28, 1995
- ------------------------------------------
               David Siegel


         /s/ RICHARD C. WEBB                Director                              July 28, 1995
- ------------------------------------------
             Richard C. Webb


        /s/ ALVIN L. ZIMMERMAN              Director                              July 28, 1995
- ------------------------------------------
            Alvin L. Zimmerman

                                EXHIBIT INDEX

 1.1**    --   Form of Underwriting Agreement

 3.1      --   Articles of Incorporation of Kent Electronics Corporation, including amendments thereto filed through July 2, 1987. Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended April 2,
               1988.

 3.2      --   Articles of Amendment to Articles of Incorporation of Kent Electronics
               Corporation. Incorporated by reference to Exhibit 3.2 to the Company's
               Registration Statement on Form S-1 (Registration No. 33-24018) filed with the
               Securities and Exchange Commission ("SEC") on August 26, 1988.

 3.3      --   Certificate of Designation, Preferences and Rights of Series A Preferred Stock.
               Incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form
               10-K for the Fiscal Year Ended March 30, 1991 (the "1991 Form 10-K").

 3.4      --   Articles of Amendment to Articles of Incorporation of Kent Electronics
               Corporation. Incorporated by reference to Exhibit 3.4 to 1991 Form 10-K.

 3.5      --   Bylaws of Kent Electronics Corporation. Incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1 (Registration No. 33-5371)
               filed with the SEC on May 2, 1986.

 3.6      --   Amendments to Bylaws of Kent Electronics Corporation. Incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the Fiscal Year
               Ended March 31, 1990.

 3.7      --   Amendments to Bylaws of Kent Electronics Corporation. Incorporated by reference to Exhibit 3.7 to 1991 Form 10-K.

 3.8      --   Amendments to Bylaws of Kent Electronics Corporation. Incorporated by reference to Exhibit 3.8 to the Company's Annual Report on Form 10-K for the Fiscal Year
               Ended March 28, 1992 (the "1992 Form 10-K").

 4.1      --   Specimen stock certificate for the Common Stock of Kent Electronics Corporation.
               Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement
               on Form S-2 (Registration No. 33-40066) filed with the SEC on April 19, 1991
               (the "1991 Registration Statement").

 4.2      --   Rights Agreement dated as of May 14, 1990 between Kent Electronics Corporation and Ameritrust Company National Association. Incorporated by reference to
               Exhibit 4 to the Company's Current Report on Form 8-K dated May 14, 1990.

 4.3      --   First Amendment to Rights Agreement dated as of May 14, 1990 between Kent
               Electronics Corporation and Ameritrust Company National Association.
               Incorporated by reference to Exhibit 4.3 to 1992 Form 10-K.

 5.1*     --   Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.

23.1*     --   Consent of Grant Thornton LLP.

23.2*     --   Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. (included as part of
               Exhibit 5.1).

24.1      --   Power of Attorney (included on signature page of this Registration Statement).

- ---------------
 * Filed herewith.
** To be filed by amendment.